UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHENIERE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Ong Tiong Sin

RRJ Capital Ltd

c/o RRJ Management (HK) Limited

802-804 Man Yee Building, 68 Des Voeux Road,

Central, Hong Kong

852-3915-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Novolink Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 638,554*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 638,554*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 638,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%**
14.	Type of Reporting Person (See Instructions) CO

*	Consists of 638,554 Common Units held by the Reporting Person and over which RRJ Capital Master Fund I, L.P. (“RRJ Master”), RRJ Capital Ltd (“RRJ Capital”) and Ong Tiong Sin (“Mr. Ong”) share voting and dispositive power. RRJ Master is the sole shareholder of the Reporting Person, RRJ Capital is the general partner of RRJ Master and Mr. Ong is the sole shareholder of RRJ Capital.
**	The calculation of percentage ownership is based on 57,078,848 Common Units as reported in the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 1, 2014.

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CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) RRJ Capital Master Fund I, L.P. 98-1031605
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 638,554*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 638,554*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 638,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%**
14.	Type of Reporting Person (See Instructions) PN

*	Consists of 638,554 Common Units held by the Novolink Investments Limited and over which Novolink Investment Limited, RRJ Capital and Ong Tiong Sin share voting and dispositive power. The Reporting Person is the sole shareholder of Novolink Investments Limited, RRJ Capital is the general partner of the Reporting Person and Mr. Ong is the sole shareholder of RRJ Capital.
**	The calculation of percentage ownership is based on 57,078,848 Common Units as reported in the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 1, 2014.

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CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) RRJ Capital Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 638,554*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 638,554*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 638,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%**
14.	Type of Reporting Person (See Instructions) CO

*	Consists of 638,554 Common Units held by the Novolink Investments Limited and over which Novolink Investment Limited, RRJ Master and Ong Tiong Sin share voting and dispositive power. RRJ Master is the sole shareholder of Novolink Investments Limited, the Reporting Person is the general partner of RRJ Master and Mr. Ong is the sole shareholder of the Reporting Person.
**	The calculation of percentage ownership is based on 57,078,848 Common Units as reported in the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 1, 2014.

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CUSIP NO. 16411Q101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ong Tiong Sin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 638,554*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 638,554*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 638,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%**
14.	Type of Reporting Person (See Instructions) IN

*	Consists of 638,554 Common Units held by Novolink Investments Limited. The Reporting Person shares voting and dispositive power over all such Common Units.
**	The calculation of percentage ownership is based on 57,078,848 Common Units as reported in the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 1, 2014.

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Explanatory Note

This Amendment No. 2 to Schedule 13D amends and restates in its entirety that certain Amendment No. 1 to Schedule 13D filed jointly by, among others, Novolink, RRJ Master, RRJ Capital and Mr. Ong on May 29, 2014, which amended and restated that certain Schedule 13D initially filed on March 11, 2013.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common units representing limited partner interests of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”, and such common units, the “Common Units”), which has its principal executive office at 700 Milam Street, Suite 800, Houston, Texas 77002.

Item 2. Identity and Background.

The Reporting Persons are:

(i)	Novolink Investments Limited (“Novolink”), a company incorporated under the laws of the Territory of the British Virgin Islands. The principal business of Novolink is to serve as an investment holding company.

(ii)	RRJ Capital Master Fund I, L.P. (“RRJ Master”), an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of RRJ Master is the purchase and sale of securities for its own account.

(iii)	RRJ Capital Ltd (“RRJ Capital”), an exempted company with limited liability formed under the laws of the Cayman Islands. The principal business of RRJ Capital is to act as the general partner of RRJ Master.

(iv)	Ong Tiong Sin (“Mr. Ong”), a Malaysian citizen. Mr. Ong is a director and sole shareholder of RRJ Capital, a director of Novolink and a limited partner in RRJ Master through a special purpose vehicle. Mr. Ong’s principal occupation is serving as CEO and Chairman of RRJ Capital.

Each of the Reporting Persons have a business address at c/o RRJ Management (HK) Limited Room 802-804, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this Statement, a copy of which is filed with this Statement as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The (i) name, (ii) position, (iii) principal occupation or employment, (iv) name, principal business and address of any corporation in which employment is conducted, and (v) citizenship of each director and executive officer of each of the Reporting Persons are set forth in Schedule A attached hereto.

No Reporting Person, nor, to the best of any Reporting Person’s knowledge, any director or executive of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, except as set forth in this Statement, none of the directors or executive officers of the Reporting Persons own any Common Units of the Issuer.

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Item 3. Source and Amount of Funds or Other Consideration.

As previously disclosed by the Issuer, on February 24, 2013, the Issuer entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) with certain purchasers named therein, including Novolink. Pursuant to the Purchase Agreement, Novolink agreed to purchase 9,638,554 Common Units subject to the terms and conditions of the Purchase Agreement at a price of $20.75 per Common Unit. This summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is incorporated by reference hereto as Exhibit 99.1.

The funds used to acquire the Common Units directly owned by Novolink were borrowed from Mr. Ong and Greenwich Asset Holding Ltd. (“Greenwich”). On March 1, Novolink borrowed $92 million from Greenwich, an entity wholly owned by RRJ Master on an interest free basis (the “Greenwich Borrowing”). On March 1, Novolink also borrowed $108 million from Mr. Ong on an interest free basis (the “Ong Borrowing”). The Greenwich Borrowing and the Ong Borrowing have been repaid in full and no obligations remain outstanding.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Units to which this Statement relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons have no present plan or proposal that would relate to or would result in: (a) the acquisition by a Reporting Person(s) and/or their affiliates of additional Common Units or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) a material change in the Issuer’s business or structure; (g) changes in the Issuer’s partnership agreement or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above. In addition to the Bosland Disposition and the Pertin Disposition (described in Item 5(c) below), on June 3, 2014, the Reporting Persons disposed of 9,000,000 Common Units of the Issuer at a price of $32.47 per Common Unit in the ordinary course of business.

Notwithstanding the items described in the prior paragraph, depending on various factors including, without limitation, the price levels of the Common Units and other securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their affiliates may in the future take such actions with respect to the Issuer as they deem appropriate including, without limitation, purchasing additional Common Units of the Issuer or other securities of the Issuer, transferring, selling or otherwise disposing some or all of their Common Units, engaging in hedging or similar transactions with respect to the Common Units or other securities of the Issuer, engaging in discussions with management, the board of directors of the Issuer, other unitholders of the Issuer and other relevant parties, or changing their intention partially or entirely with respect to any or all of the matters described in this Item 4 including taking all or some of the actions specified in the previous paragraph . The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons or their affiliates will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a) and (b) The calculations of percentage ownership in this Statement are based on 57,078,848 Common Units outstanding as set forth Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 1, 2014.

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Each Reporting Person’s beneficial ownership has been calculated as indicated below.

•	Novolink is the direct beneficial owner of 638,554 Common Units. Novolink has shared voting and dispositive power as follows:

•	Sole Voting Power	0
•	Shared Voting Power	638,554(1)
•	Sole Dispositive Power	0
•	Shared Dispositive Power	638,554(1)
•	Percent of Common Stock	1.1%

•	RRJ Master is the indirect beneficial owner of 638,554 Common Units. RRJ Master has shared voting and dispositive power as follows:

•	Sole Voting Power	0
•	Shared Voting Power	638,554(1)
•	Sole Dispositive Power	0
•	Shared Dispositive Power	638,554(1)
•	Percent of Common Stock	1.1%

•	RRJ Capital is the indirect beneficial owner of 638,554 Common Units. RRJ Master has shared voting and dispositive power as follows:

•	Sole Voting Power	0
•	Shared Voting Power	638,554(1)
•	Sole Dispositive Power	0
•	Shared Dispositive Power	638,554(1)
•	Percent of Common Stock	1.1%

•	Mr. Ong is the indirect beneficial owner of 638,554 Common Units. Mr. Ong has shared voting and dispositive power as follows:

•	Sole Voting Power	0
•	Shared Voting Power	638,554(2)
•	Sole Dispositive Power	0
•	Shared Dispositive Power	638,554(2)
•	Percent of Common Stock	1.1%

(c) On May 22, 2014, Bosland Limited (“Bosland”), the direct beneficial owner of 1,445,783 Common Units, was sold by Mr. Ong to Ong Tiong Guan for $44,689,153 payable on May 21, 2015 plus an additional interest payment of 6% on the $44,689,153 principal (the “Bosland Disposition”) pursuant to a Share Purchase Agreement dated May 22, 2014 between Mr. Ong and Ong Tiong Guan (the “Bosland Purchase Agreement”). At the time of the Bosland Disposition, Ong Tiong Guan was not a director, officer or shareholder of any of the Reporting Persons and the sole asset of Bosland was the 1,445,783 Common Units. This summary of the Bosland Disposition does not purport to be complete and is qualified in its entirety by reference to the Bosland Purchase Agreement, which is incorporated by reference hereto as Exhibit 99.2.

On May 22, 2014, Pertin Investment Limited (“Pertin”), the direct beneficial owner of 963,855 Common Units, was sold by Mr. Ong to Ong Tiong Guan for $29,792,758 payable on May 21, 2015 plus an additional interest payment of 6% on the $29,792,758 principal (the “Pertin Disposition”) pursuant to a Share Purchase Agreement dated May 22, 2014 between Mr. Ong and Ong Tiong Guan (the “Pertin Purchase Agreement”). At the time of the Pertin Disposition, Ong Tiong Guan was not a director, officer or shareholder of any of the Reporting Persons and the sole asset of Pertin was the 963,855 Common Units. This summary of the Pertin Disposition does not purport to be complete and is qualified in its entirety by reference to the Pertin Purchase Agreement, which is incorporated by reference hereto as Exhibit 99.3.

On June 3, 2014, Novolink sold 9,000,000 Common Units on the open market at a price of $32.47 per Common Unit for a total price of $292,230,000. In addition, Novolink has represented to its transfer agent that Novolink’s remaining beneficial interest in the Common Units will be subject to a 90 day lock up period, commencing on June 2, 2014.

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(d) None

(e) On June 3, 2014, the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Units of the Issuer.

(1) RRJ Master is the sole shareholder of Novolink and RRJ Capital is the general partner of RRJ Master. RRJ Capital, through its board of directors exercises investment discretion for RRJ Master (and indirectly for Novolink). Therefore each of RRJ Capital, RRJ Master and Novolink are deemed to have shared voting or dispositive power over the 638,554 Common Units directly held by Novolink. In addition, as Mr. Ong is the sole shareholder of RRJ Capital and one of 6 directors of RRJ Capital, Mr. Ong may also be deemed to have shared voting or dispositive power over the 638,554 Common Units directly held by Novolink. Mr. Ong specifically disclaims beneficial ownership of the Common Units directly held by Novolink, because the board of directors of RRJ Capital which exercises investment discretion for RRJ Master (and indirectly for Novolink), consists of Mr. Ong’s brother and 4 additional directors, as set forth on Schedule A.

(2) As discussed in Item (1), Mr. Ong may be deemed to have shared voting or dispositive power with respect to the 638,554 Common Units directly held by Novolink. Mr. Ong specifically disclaims beneficial ownership of all such Common Units. Currently Mr. Ong shares voting and dispositive power over 638,554 Common Units, 1.1% of the Common Units.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Purchase Agreement, the Joint Filing Agreement, the Bosland Purchase Agreement and the Pertin Purchase Agreement or as otherwise disclosed herein, including any exhibits hereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description of Exhibit

1	Agreement regarding joint filing of Schedule 13D.

99.1	Common Unit Purchase Agreement, dated February 24, 2013, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2013.

99.2	Share Purchase Agreement dated May 22, 2014 between Ong Tiong Sin and Ong Tiong Guan relating to Bosland Limited, incorporated by reference to Exhibit 99.2 of Schedule 13D Amendment No. 1 filed on May 29, 2014.

99.3	Share Purchase Agreement dated May 22, 2014 between Ong Tiong Sin and Ong Tiong Guan relating to Pertin Investment Limited, incorporated by reference to Exhibit 99.3 of Schedule 13D Amendment No. 1 filed on May 29, 2014.

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Schedule A

Directors and Executive Officers of the Reporting Persons

The following sets forth the (i) name, (ii) position, (iii) principal occupation or employment, (iv) name, principal business and address of any corporation in which employment is conducted, and (v) citizenship of each director and executive officer of each of the Reporting Persons. Except as otherwise indicated, the business address of each person is c/o RRJ Management (HK) Limited Room 802-804 Man Yee Building, 68 Des Voeux Road, Central, Hong Kong.

Novolink Investments Limited

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin Director		CEO and Chairman of RRJ Capital Ltd	Malaysia

Kim Young So Director	Brain Trust Partners S-Trenue #802, Yoido-dong, Young Deung Po-Ku, Seoul, Korea	Managing Partner of Brain Trust Partners	Korea

RRJ Capital Ltd

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin CEO and Chairman		CEO and Chairman of RRJ Capital Ltd	Malaysia

Tiong Boon Ong Co-CEO and Co-Chairman		Co-CEO and Co-Chairman of RRJ Capital Ltd	Malaysia

Ewe Guan Eddie Teh Director		Private Investor	United Kingdom

Lun Hoo Seow Director	Newfields Advisors Sdn Bhd Suite 17.1, Level 17, Menara Weld 76 Jalan Raja Chulan, 50200 Kuala Lumpur, Malaysia	CEO of Newfields Advisors Sdn Bhd	Malaysia

Kim Young So Director	Brain Trust Partners S-Trenue #802, Yoido-dong, Young Deung Po-Ku, Seoul, Korea	Managing Partner of Brain Trust Partners	Korea

Rizal Bin Ishak Director		Private Investor	Malaysia

Ong Tiong Sin

Name	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin		CEO and Chairman of RRJ Capital Ltd	Malaysia

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2014

NOVOLINK INVESTMENTS LIMITED

By:	/s/ Ong Tiong Sin
	Name:	Ong Tiong Sin
	Title:	Director

RRJ CAPITAL MASTER FUND I, L.P.
By: RRJ Capital Ltd, its general partner

By:	/s/ Ong Tiong Sin
	Name:	Ong Tiong Sin
	Title:	Director

RRJ CAPITAL LTD

By:	/s/ Ong Tiong Sin
	Name:	Ong Tiong Sin
	Title:	Director

ONG TIONG SIN

/s/ Ong Tiong Sin
Ong Tiong Sin

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